Exhibit 3.1

Amendment to the Amended and Restated Bylaws

RESOLVED, that the first sentence of Article II, Section 6 of the Bylaws of the Company, as heretofore amended, be, and it hereby is, amended in its entirety to read as follows:

“Except as otherwise provided by law, the Articles of Incorporation or these Bylaws, if a quorum exists, action on a matter, other than the election of directors, by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, and all such acts shall be valid and binding upon the corporation.”

RESOLVED FURTHER, that Article III, Section 15 of the Bylaws of the Company, “Emeritus or Advisory Directors,” be and it hereby is, removed in its entirety.

Adopted by the Board of Directors on January 9, 2013.

/s/ Sherrill A. Corbett
Sherrill A. Corbett, Secretary